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                             February 9, 2023

       Dana Green
       Chief Executive Officer
       GlobalTech Corporation
       3550 Barron Way, Suite 13a
       Reno, Nevada 89511

                                                        Re: GlobalTech
Corporation
                                                            Amendment No. 3 to
Registration Statement on Form 10-12G
                                                            Filed January 11,
2023
                                                            File No. 000-56482

       Dear Dana Green:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form 10

       Cover Page

   1. We note your response to prior comment 14. Please identify the controlling shareholder on the cover page.
       Business
       Corporate Structure, page 5

   2.                                                   We note from WorldCall
Telecom Limited   s September 30, 2022 Quarterly Report that
                                                        Worldcall Services
(Private) Limited and Ferret Consulting F.Z.C. own 854.9M and
                                                        313.1M shares,
respectively, of WorldCall Telecom Limited   s total shares outstanding of
                                                        3.2B as of September
30, 2022. Please reconcile this disclosure to the corporate structure presented in your
filing.
 Dana Green
FirstName
GlobalTechLastNameDana
           Corporation Green
Comapany9,NameGlobalTech
February   2023          Corporation
February
Page 2 9, 2023 Page 2
FirstName LastName
Risk Factors
Operational Risks
As a holding company with operating subsidiaries, we depend on the performance of
WorldCALL Public..., page 17

3. We note your response to prior comment 6 indicating that there are no restrictions on dividends or payments to holding companies. However, your disclosure that you are required to obtain consent for such dividends or payments from the State Bank of Pakistan conflicts with that representation. Please revise to address this inconsistency.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Summary Table for Services offered, page 34

4. We note your revised disclosure indicating that as you convert your HFC plants to FTTH over the next 36 months, you will shut down your HFC plants. Tell us and disclose the impact that this expectation had on your assessment of the recoverability and useful lives of property, plant and equipment and any related long-lived assets. Refer to ASC 360-10-
         35.
Results of Operations, page 36

5. We reissue and clarify prior comment 12. When you discuss or present the non-GAAP measure of Adjusted EBITDA, please revise to consistently present the most directly comparable GAAP measure of net loss with equal or greater prominence. For example, you discuss Adjusted EBITDA in the second paragraph without discussing net loss, the first table on page 36 does not include net loss, and you discuss how Adjusted EBITDA and loss from operations were impacted by the decline in revenue without discussing how net loss was impacted. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question
         102.10(a) of the Compliance and Disclosure Interpretations for Non-GAAP Financial
         Measures.
Interim Period, page 37

6. We note your response to prior comment 13. We also note your disclosure that your planned blockchain network would be enabled for offering services targeting education, logistics, and financial services (through partners). With a view toward providing investors additional insight into your prospective operations, please explain the intended purpose of the network and how you will monetize it.
Liquidity and Capital Resources, page 38

7. We note that financial support of the parent company and continued access to debt/capital markets are sources of cash supporting your assertion that you believe you will have sufficient funds to meet your debt obligations and satisfy your cash requirements. Please revise to elaborate on the types of financing that is, or reasonable likely to be, available
 Dana Green
FirstName
GlobalTechLastNameDana
           Corporation Green
Comapany9,NameGlobalTech
February   2023          Corporation
February
Page 3 9, 2023 Page 3
FirstName LastName
         and provide a discussion and analysis of the amounts or ranges involved, the nature and the terms of the financing, other features of the financing and plans, and the impact on your cash position and liquidity. Refer to Item 303(b)(1) of Regulation S-K and Section
         IV.B.2 of SEC Release 33-8350, Commission Guidance Regarding
Management   s
         Discussion and Analysis of Financial Condition and Results of
Operations.
Cash flows from operating, investing, and financing Activities, page 38

8. Please revise to also discuss your cash flows for the nine months ended September 30,
         2022 and 2021. Refer to Item 303(c) of Regulation S-K. In addition, update your discussion of cash flows from operating and investing activities as a result of the revisions made to the statements of cash flows in response to prior comment 17. Executive Compensation, page 50

9. Please revise to include executive compensation disclosure for the fiscal year ended
         December 31, 2022.
GlobalTech Corporation
Consolidated Balance Sheets as of 31 December 2021 and 2020, page F-3

10.      We note the adjustments made to stockholders    equity. Please revise
to label your balance
         sheets as restated and provide the disclosures required by ASC 250-10-50-7. Also provide corresponding disclosures related to your balance sheet as of September 30, 2022.
Consolidated Statement of Shareholders' Equity for the years ended 31 December 2021 and
2020, page F-7

11. We note the adjustments made to your statement of stockholders equity. Please revise to label the statement as restated and provide the disclosures required by ASC 250-10-50-7.
         Also provide corresponding disclosures related to your statement of
stockholders    equity
         for the nine months ended September 30, 2022 and 2021.
Notes to the Consolidated Financial Statements
Note 1. Organization and Business, page F-8

12.      Your response to prior comment 18 indicates that the Plan and
Agreement of
         Reorganization was accounted for with both EBI and WHI as the legal acquirer and accounting acquirer. Please clarify your response.
13.      We note from your response to prior comment 18 that the Plan and
Agreement of
         Reorganization have been accounted for as a reverse acquisition. As such, revise to provide the disclosures in ASC 805-10-50, ASC 805-20-50, and ASC 805-30-50 related to the acquisition of the accounting acquiree.
14.      You indicate in response to prior comment 18 that the fair value of
WHI   s shares was
         reliably measured using its net assets book value. The consideration transferred in a
 Dana Green
FirstName
GlobalTechLastNameDana
           Corporation Green
Comapany9,NameGlobalTech
February   2023          Corporation
February
Page 4 9, 2023 Page 4
FirstName LastName
         business combination should be measured at fair value of the equity transferred that is more reliably measurable according to ASC 805-30-30-2, 30-3, and 30-7. Please revise your calculation of the consideration transferred based on its fair value as determined in accordance with ASC 820. Tell us whether there was a quoted market price for the shares or a quoted market price of shares with similar characteristics or explain the valuation technique used.
15. We note from your response to prior comment 18 that you cannot reliably measure the right of WHI shareholders to return the shares issued in the transaction. As previously requested, please address how you have accounted for this right in purchase accounting.
Note 2. Basis of Preparation of Consolidated Financial Statements
Significant Accounting Policies, page F-9

16. We note the revised disclosure in response to prior comment 22. You indicate that loans and advances and long-term loans and other assets are carried at fair value. Revise to include the disclosures required by ASC 820-10-50.
Note 3. Acquisitions, page F-14

17.      We reissue and clarify prior comment 23. Please explain the accounting for the
         acquisitions of Ferret Consulting, WSL, and WTL. In this regard, we note from the diagram on page 5 that WTL is a partially-owned subsidiary of Ferret Consulting and
         WSL and you indicate here that the date of acquisition of WTL was October 18, 2017, however you indicate that Ferret Consulting and WSL were not acquired until November
         30, 2021. We further note from your response to prior comment 25 that Ferret Consulting and WSL purchased the shares of WTL from OmanTel. As such, explain how you acquired WTL before the acquisition of its parents. As part of your response, also tell us why the financial statements appear to reflect the historical financial statements of WTL for all periods presented.
18. We note your response to prior comment 24. As previously requested, please separately disclose of the items that comprise other non-current assets. Also disclose each of the major classes of liabilities assumed for each of the acquisitions. Refer to ASC 805-20-50-
         1(c).
19. Refer to your response to prior comment 24. Explain to us how you determined that there were no identifiable intangible assets acquired in any of these business combinations. Tell us the qualitative factors that make up the goodwill recognized, and provide the disclosure required by ASC 805-30-50-1(a). In this regard, we note from your disclosure on page
         33, for example, that    WorldCall Public is one of the oldest
operators in Pakistan and has
         good brand recognition for its current portfolio of services.    Refer
to ASC 805-20-55-2
         through 55-45. In addition, tell us how WTL   s fiber network that was
valued at
         approximately $40 million, as noted from your response to prior comment 25, was considered in your purchase price allocation.
 Dana Green
FirstName
GlobalTechLastNameDana
           Corporation Green
Comapany9,NameGlobalTech
February   2023          Corporation
February
Page 5 9, 2023 Page 5
FirstName LastName
20. For the Ferrett Consulting acquisition, please revise to provide the disclosures required by
         ASC 805-30-50-1(f), including a description of the reasons why the transaction resulted in a gain.
21. We reissue and clarify prior comment 25. Please explain how you determined the fair value of shares issued as purchase consideration for each of your acquisitions. Provide an explanation of the significant estimates, assumptions, and methodology used in the valuation. As part of your response, explain why the per share fair value was different for the Ferret Consulting and WSL acquisitions that were both consummated on the same date.
Note 18. Preferred Stocks, page F-31

22. We note the revised disclosure in response to prior comment 26 indicating that the preference shares were issued on July 25, 2013. You also disclose that the preference shares will be mandatorily converted into ordinary voting common shares on the 5th anniversary. Please explain and disclose why it does not appear that the conversion occurred.
Note 20. Net Revenue, page F-32

23. We note your revised disclosures in response to prior comment 27. As previously requested, please revise to ensure you clarify when the goods and services are consider to be delivered. Refer to ASC 606-10-25-23 through 25-26. In this regard, your revised
         disclosure that revenue is recognized    at the time when the Company
transfers promised
         good or service and a customer obtains control of that asset    is
insufficient. That is,
         disclose whether the performance obligation is satisfied over time, and if so over what period, or at a point in time, and if so at what point in time.
24. We reissue prior comment 28, in part. For cable TV and internet services, you indicate that the connection and membership fee is recognized at the time of sale of connection.
          Please explain how you determined the fee relates to a distinct performance obligation.
         Refer to ASC 606-10-55-50 to 55-53.
25. We note your revised disclosure and response to prior comment 28 indicating that the non-refundable upfront connection and membership fee creates a material right to the customer. Tell us and disclose how you account for this material right. Refer to ASC
         606-10-55-41 to 55-45.
Note 23. Taxation, page F-35

26. We reissue and clarify prior comment 29, in part. Please clarify whether or not you have established a valuation allowance. In this regard, we note your disclosure on page F-6 that you have recorded a valuation allowance against the tax benefit from foreign currency translation adjustments. However, we note your table of the components of deferred income taxes does not include a valuation allowance.
 Dana Green
GlobalTech Corporation
February 9, 2023
Page 6
27. We note your revised disclosures in response to prior comment 29. Further revise to include a reconciliation of your statutory tax rate to the effective tax rate and disclosures regarding unrecognized tax benefits. Refer to ASC 740-10-50-12, 50-15, and 50-15A.
Condensed Consolidated Statement of Cash Flows, page F-39

28. We note the adjustments made to the statements of cash flows for the nine months ended
      September 30, 2022 and 2021 in response to prior comment 17. Please revise to label the statements as restated and provide the disclosures required by ASC 250-10-50-7. Please also correct the total amount of the net decrease in cash and cash equivalents for the nine months ended September 30, 2021.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Melissa Walsh, Senior Staff Accountant, at 202-551-3224 or Stephen
Krikorian, Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley, Staff
Attorney, at 202-344-5791 or Josh Shainess, Legal Branch Chief, at 202-551-7951 with any other questions.



                                                              Sincerely,
FirstName LastNameDana Green
                                                              Division of
Corporation Finance
Comapany NameGlobalTech Corporation
                                                              Office of
Technology
February 9, 2023 Page 6
cc:       Sean Neahusan
FirstName LastName